Filed by Centene Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Health Net, Inc.
Commission File No.: 1-12718

The following is an article first published in the St. Louis Business Journal on August 7, 2015.

St. Louis Business Journal

How Michael Neidorff took Centene from $40 million to $21 billion

By Corey Noles

7 August 2015

Centene CEO Michael Neidorff’s $6.3 billion deal to buy Health Net came together in two and a half weeks — an improbable feat without his deal-making experience and small group of trusted executives and outside advisers.

Since joining Centene as CEO in 1996, Neidorff has won major contracts and made more than 25 acquisitions, which catapulted Centene from $40 million in revenue and 40,000 members in 1996 to a national managed care powerhouse with $21 billion in expected revenue for 2015 and 4.6 million members.

In 2001, Neidorff led the company through an initial public stock offering that raised more than $41 million. Today, Centene has a market cap of about $8.32 billion.

St. Louis-based Centene specializes in managed-care Medicaid, Medicare and the federal health insurance marketplace. While it is a substantial company, it remains a smaller player compared with the industry’s “Big 3” — Anthem, Aetna-Humana and UnitedHealth Group. Anthem announced last month that it is buying Cigna in a deal that would create a company with about $115 billion in annual revenue. Earlier in July, Aetna announced a $37 billion merger with Humana, which when combined would also have annual revenue of about $115 billion. UnitedHealth is the top dog with projected 2015 revenue of $154 billion.

Neidorff wants to run with the big dogs and has insisted his company is “a buyer, not a seller.” Still, as recently as May, Centene was named by Leerink Partners LLC analyst Ana Gupte as a possible target of St. Louis-based Ascension Health.

Reeling in the net

Neidorff told the Business Journal that he began considering a bid for Health Net several months ago as the insurer’s name kept coming up in talks with industry associates and bankers.

Neidorff knew Health Net CEO Jay Gellert through their time on the board of America’s Health Insurance Plans, the industry’s trade association, and got together with him in the spring over dinner while in California. “Nothing came of it specifically,” Neidorf said, but things began to come together shortly after that.

“It’s very important to have the momentum and get deals like this together fast and efficiently,” Neidorff said. “We didn’t want anything leaking, so time was of the essence.”

Team players

Quickly, Neidorff said, he had a few trusted employees begin gathering Health Net’s public documents to see if it was indeed a good fit.

In June, Neidorff, Jesse Hunter, Centene’s chief business development officer, and Jeff Schwaneke, senior vice president, chief accounting officer, flew to California, with lawyers and Wells Fargo bankers in tow. Allen & Co. and Evercore Partners served as financial advisers to Centene, while Skadden, Arps, Slate, Meagher & Flom served as legal counsel.

On another occasion, Gellert and his crew, James Woys, CFO/COO, Kathleen Waters, general counsel, as well as other members of the company’s finance and operations teams, visited St. Louis.

JP Morgan Securities served as financial adviser and Morgan Lewis & Bockius served as legal adviser to Health Net.

“Bankers actually do most of the talking,” Neidorff said, speaking generally about large-scale acquisitions. “So trust is everything. We have used Wells Fargo and some of the other parties on multiple deals for quite some time. They handle things professionally, and we work well together.”

But negotiating a deal that’s good for Centene shareholders isn’t always so easy.

“We’re about the acceleration of revenue and profitability,” Schwaneke said, noting that without it, there can be no deal.

With a target deadline of July 1 to come to terms, the deal was announced July 2. It is expected to close in early 2016, awaiting regulatory and stockholder approval.

Bulking up

At least one analyst is making the case that after this deal, Centene is one of the “big guys” — capable of influencing the industry with its own acquisitions and divestitures.

The title of a report released the day of the acquisition by Stifel Nicolaus analysts spells out the reaction: “With all the M&A focus on the Big Guys, CNC makes a move to become one.”

With the Health Net acquisition Centene will add more than 6 million new members. Almost as important will be its foothold in California’s Medicare Advantage market, a state new to Centene. In total, Health Net has 297,133 members, based on Stifel research. That expands Centene from 25,915 Medicare Advantage members to 323,048 nationwide, giving the company a 2 percent market share in Medicare Advantage. It also gives the combined company the opportunity to merge products so they can take their managed care Medicaid to California and offer Health Net’s products in other states.

“We’ve got a very strong national leadership presence on the Medicaid side, but we’ve been working toward becoming a government solutions program for the Veterans Administration, Tricare (U.S. Department of Defense), Medicare,” Neidorff said. “By virtue of this relationship, we will have access to those areas.”

Target? What target?

Centene was recently listed among the 10 best performing stocks in Missouri in the last five years, according to an analysis by financial technology company SmartAsset.

Matthew Borsch, a financial analyst with Goldman Sachs, said in a July 21 report that the Health Net deal shows Centene was quite serious when it insisted it was a buyer, not a seller. The deal also gives some added perspective to the state of the company, according to Borsch, who said it signals slower growth from within and makes “CNC a less likely M&A (mergers and acquisitions) target.”

Steven Halper, an analyst with FBR Capital Markets, said while there may be more growth through mergers and acquisitions, Centene’s stock growth rate would likely slow over the coming five years, which could make it a challenge to reach analyst estimates by year end. “The recent pullback in Centene’s shares, the expectations of continued strong performance and the acquisition of Health Net make the risk/reward trade-off more “compelling,” he said in a July report.

Centene closed at $71.46 a share Aug. 5. That’s near the upper end of its 52-week range of $35.49 to $83 a share. Most analysts have projected Centene’s shares to be priced in the $83 to $86 a share range in March 2016 — with Halper bullish at a $90 target.

Neidorff would not say whether other acquisitions are in the works, but did acknowledge that he’s always on the hunt.

“If the right deal comes along, we’re always looking,” he said.

Forward Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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